48


05005751

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manson Creek Resources

*CURRENT ADDRESS

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3674 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/15/05

FILE No.
82-3874

RECEIVED
2005 FEB -8 A 10:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
9-30-04

MANSON CREEK RESOURCES LTD.
Financial Statements
September 30, 2004

Contents

Auditors' Report

To the Shareholders of
Manson Creek Resources Ltd.

We have audited the balance sheets of Manson Creek Resources Ltd. as at September 30, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Grant Thornton LLP"

Calgary, Alberta
December 2, 2004

Grant Thornton LLP
Chartered Accountants

Manson Creek Resources Ltd.
Balance Sheets

September 30	2004	2003
Assets		
Current		
Cash and cash equivalents	$ **188,697**	$ 311,056
Accounts receivable	**8,747**	8,408
Due from related parties (Note 6)	**436**	30,454
Prepaids	**12,555**	11,434
	210,435	361,352
Investments and other assets (Note 3)	**42,653**	28,653
Mineral properties and equipment (Note 4)	**1,069,505**	958,989
	$ **1,322,593**	$ 1,348,994
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **27,205**	$ 35,291
Due to related parties (Note 6)	**7,421**	9,855
	34,626	45,146
Shareholders' Equity		
Capital Stock (Note 5)	**7,124,199**	7,019,199
Contributed Surplus (Note 5)	**91,334**	91,334
Deficit	**(5,927,566)**	(5,806,685)
	1,287,967	1,303,848
	$ **1,322,593**	$ 1,348,994

Commitments Note 8

On behalf of the Board

"Jean Pierre Jutras" ______________ Director
Jean Pierre Jutras

"James Devonshire" ______________ Director
James Devonshire

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Operations and Deficit

Years Ended September 30	2004	2003
Revenue		
Interest and other	$ 5,801	$ 6,799
Expenses		
General and administrative	82,572	94,825
Professional fees	9,885	8,993
Reporting to shareholders	8,336	8,722
Stock exchange and transfer agent fees	10,120	7,937
Depreciation	2,313	1,867
	113,226	122,344
Loss for the year before the undernoted	(107,425)	(115,545)
Abandonments and write-down of mineral properties	(15,956)	(332,648)
Mineral property proceeds in excess of carrying cost	2,500	7,500
Net loss	(120,881)	(440,693)
Deficit, beginning of year	(5,806,685)	(5,365,992)
Deficit, end of year	$ (5,927,566)	$ (5,806,685)
Loss per share:		
Basic and diluted	$ (0.01)	$ (0.03)
Weighted average number of shares outstanding:		
Basic and diluted	15,654,238	15,398,895

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Cash Flows

Years Ended September 30	2004	2003
Increase (decrease) in cash and cash equivalents		
Operating activities		
Interest and other income received	$ **5,801**	$ 6,799
Cash operating expenses	**(92,090)**	(133,534)
	(86,289)	(126,735)
Financing activities		
Capital stock issued for cash	**100,000**	-
Exploration incentives received	**2,223**	134,446
	102,223	134,446
Investing activities		
Mineral property additions	**(126,793)**	(34,947)
Exploration deposit	**(14,000)**	-
Proceeds on sale of mineral properties	**2,500**	7,500
Proceeds on sale of investments	**-**	2,656
	(138,293)	(24,791)
Decrease in cash and cash equivalents	**(122,359)**	(17,080)
Cash and cash equivalents,		
Beginning of year	**311,056**	328,136
End of year	$ **188,697**	$ 311,056

Supplementary Information:

Interest and taxes

The Company did not expend cash on interest or taxes during the years ended September 30, 2004 and September 30, 2003.

Non-cash transactions

During the year ended September 30, 2004 the Company issued 50,000 common shares as an option payment for a mineral property. The transaction was valued at $5,000 based upon the trading price of the Company's shares on the transaction date, (see note 4).

See accompanying notes to the financial statements.

1. Nature and continuance of operations

Manson Creek Resources Ltd. is engaged in the business of mineral exploration and development in Canada. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of the properties, where necessary, and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

Continued exploration and operations of the Company are dependent on the Company's ability to complete equity or debt financings. These financial statements have been prepared under the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Accordingly they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts that differ from those reflected in these financial statements.

2. Summary of significant accounting policies

a) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and cash equivalents

Cash and cash equivalents may include bank and brokerage deposits and term deposits with maturities equal to or less than 90 days.

c) Mineral properties and equipment

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. If an area of interest is abandoned, or management determines that there is a permanent and significant decline in value, the related costs are charged to operations. The Company views the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other that temporary decline in value.

Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. Option payments made by the Company are recorded as mineral property costs. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

2. Summary of significant accounting policies (continued)

c) Mineral properties and equipment

Equipment is recorded at cost net of depreciation calculated on a declining balance basis at rates ranging from 20% to 30%

d) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

e) Joint interest operations

Certain of the Company's exploration and development activities have been conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities. Although the Company holds some interests in mineral properties pursuant to joint venture agreements, none of its operations are carried on through joint venture entities.

f) Investments

Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary.

g) Financial instruments

The fair market values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

h) Reclamation costs

The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

i) Income taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

j) Earnings (Loss) per share

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

2. Summary of significant accounting policies (continued)

k) Stock-Based Compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the years ended September 30, 2004 or 2003, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

l) Government incentives

Through its exploration in the Yukon, the Company has benefited from refundable exploration tax credits and grants. These incentives are not repayable provided that they apply to qualifying expenditures. The incentives reduce the mineral property costs to which they pertain in the year that the qualifying expenditures are incurred or when eligibility becomes apparent if this is later. These government incentives are subject to review by the relevant granting authorities, and by their nature are subject to measurement uncertainty. Adjustments, if any, resulting from such a review are recorded in the period during which the Company is reassessed.

3. Investments and other assets

	2004	2003
287,334 Common shares Prism Resources Inc. (market value $23,000, 2003 – $20,000)	$ 22,412	$ 22,412
Long-term prepaid expenses	6,241	6,241
Mineral exploration deposit	14,000	-
	$ 42,653	$ 28,653

4. Mineral properties and equipment

2004		Yukon			British Columbia	
Exploration and development expenditures:	Total	NAD	Tanner	JRS	CR Property	Kendall
Balance September 30, 2003	**$913,475**	**$510,144**	**$200,680**	**$202,651**	**$ -**	**$ -**
Geological consulting	34,840	-	2,718	-	27,556	4,566
Field costs	34,214	-	5,822	-	23,523	4,869
Line-cutting and trenching	13,658	-	-	-	13,658	-
Geochemical analysis	14,479	-	853	-	12,600	1,026
Mineral property write-offs	(10,461)	-	-	-	-	(10,461)
Yukon mineral exploration tax credit	(2,223)	-	(2,223)	-	-	-
Balance September 30, 2004	**997,982**	**510,144**	**207,850**	**202,651**	**77,337**	**-**
Property acquisition costs:						
Balance September 30, 2003	39,075	23,000	15,190	885	-	-
Costs incurred	27,675	-	10,000	-	12,675	5,000
Mineral property write-offs	(5,000)	-	-	-	-	(5,000)
Balance September 30, 2004	**61,750**	**23,000**	**25,190**	**885**	**12,675**	**-**
Total mineral properties September 30, 2004	**$1,059,732**	**$533,144**	**$233,040**	**$203,536**	**$90,012**	**$ -**
Equipment	17,856					
Accumulated depreciation	(8,083)					
Total mineral properties and equipment September 30, 2004	**$1,069,505**					

4. Mineral properties (continued)

2003		Yukon				Unstaked
Exploration and development expenditures:	Total	NAD	Rusty/ KLA	Tanner	JRS	Property And Other
Balance September 30, 2002	**$1,205,419**	**$509,119**	**$274,721**	**$204,191**	**$215,352**	**$ 2,036**
Geological consulting	25,375	2,207	872	9,003	410	12,883
Project field costs and miscellaneous	10,059	564	-	3,086	1,689	4,720
Exploration incentives	(43,446)	(1,746)	(11,300)	(15,600)	(14,800)	-
Abandonments and write-downs	(283,932)	-	(264,293)	-	-	(19,639)
Balance September 30, 2003	**913,475**	**510,144**	**-**	**200,680**	**202,651**	**-**
Property acquisition costs:						
Balance September 30, 2002	81,873	22,991	40,982	15,190	885	1,825
Costs incurred	5,918	9	1,165	-	-	4,744
Abandonments and write-downs	(48,716)	-	(42,147)	-	-	(6,569)
Balance September 30, 2003	**39,075**	**23,000**	**-**	**15,190**	**885**	**-**
Total mineral properties September 30, 2003	**$952,550**	**$533,144**	**$ -**	**$215,870**	**$203,536**	**$ -**
Equipment	12,209					
Accumulated depreciation	(5,770)					
Total mineral properties and equipment September 30, 2003	**$958,989**					

British Columbia

a) Kendall

During the year ended September 30, 2004, the Company entered into an agreement with an unrelated individual to acquire a mineral property situated in the Cariboo Mining District of British Columbia. The Company paid $5,000 in cash to the vendor upon signing the agreement. As the initial exploration results were not sufficiently encouraging to warrant further exploration, Management decided to terminate the agreement and the initial evaluation costs were written-off.

b) CR Property

During the year ended September 30, 2004, the Company entered into an agreement with an unrelated individual to acquire a mineral property situated in the Omineca Mining District of British Columbia. The agreement requires that the Company make the following cash payments and issue common shares in order to acquire the property as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
June 30, 2004(paid / issued)	$ 5,000	50,000
June 30, 2005	$15,000	50,000
June 30, 2006	$15,000	100,000
June 30, 2007	$15,000	100,000
June 30, 2008	$20,000	125,000
June 30, 2009	$20,000	150,000
Total	$92,500	575,000

4. Mineral properties

b) CR Property (continued)

The Company may acquire 1.0% of the vendor's retained 1.5% Net Smelter Return in the property for $1,000,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The agreement can be terminated at any time by the Company without the requirement to issue any shares or make any payments specified in the agreement that pertain to the period after termination.

Yukon

The Company has a 100% interest in the Yukon properties of Tanner, NAD and JRS.

During the year ended September 30, 2003 management determined that exploration results from the Rusty/KLA property did not warrant further exploration and the property was written-off. Costs incurred to investigate a potential exploration property were also written-off.

5. Capital stock

a) Authorized:

i) an unlimited number of voting shares
ii) an unlimited number of Class A preferred shares issuable in series
iii) an unlimited number of Class B preferred shares issuable in series

b) Common shares issued:

	Number of Shares	Stated Value
Balance September 30, 2002	**15,570,402**	**$ 7,110,533**
Escrow shares cancelled	(200,000)	(91,334)
Balance September 30, 2003	**15,370,402**	**7,019,199**
Private Placement	1,000,000	100,000
Issued for mineral property (note 4)	50,000	5,000
Balance September 30, 2004	**16,420,402**	**$ 7,124,199**

On June 23, 2004, the company closed a private placement with CDG Investments Inc., (CDG), a company related by virtue of certain common officers and directors. CDG subscribed for 1,000,000 units at $0.10 per unit. Each unit was comprised of one common share and one-half of a non-transferable share purchase warrant. Each full warrant may be exercised to purchase one common share at $0.15 per share until December 24, 2005.

The escrow shares were cancelled during 2003 for no consideration. The average carrying value of the shares of $91,334 reduced capital stock and increased contributed surplus.

c) Outstanding options

Expiry Date	Number of Shares 2004	Number of Shares 2003	Price
May 29, 2007	**455,000**	455,000	$ 0.11
July 19, 2006	**1,000,000**	1,000,000	$ 0.10
	1,455,000	1,455,000	

5. Capital stock

c) Outstanding options (continued)

The Company has an option plan, (the plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average trading price per share for the last five trading days before the grant date. All of the above options vested immediately upon granting.

d) Outstanding warrants

Pursuant to the private placement described in 5(b), 500,000 warrants are outstanding with an exercise price of $0.15 per share and an expiry of December 24, 2005.

6. Related party transactions

CDG Investments Inc., (CDG), a Company related by virtue of certain common officers and directors; officers of the Company, and corporations in which certain of the Company's officers and directors are shareholders, provided services, billing the amounts presented below for the respective fiscal years.

		2004		2003
Geological	**$**	**22,000**	$	28,000
Direct administrative		**48,000**		58,000
	$	**70,000**	$	86,000

Related party transactions were in the normal course of operations and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. The related party payables are due to CDG with respect to administrative charges.

The Company sublet office space to companies related by virtue of certain common officers and directors. The aggregate base rent and operating costs charged to the Companies was $64,000 during the year, (2003-$63,000). The related party receivables pertain to direct general and administrative costs or rent billed to related parties.

7. Income taxes

a) Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

		2004		2003
Computed expected tax recovery at a combined Provincial and Federal rate of 34% (2003 – 38%)	**$**	**(41,000)**	$	(167,000)
Effect on income taxes resulting from:				
Non-recognition of losses and future tax benefits for financial statement purposes		**41,000**		167,000
Future income tax recovery	**$**	**-**	$	-

7. Income taxes (continued)

The net future income tax asset at September 30, 2004 and 2003 is comprised of:

	2004 (at 34%)	2003 (at 38%)
Mineral properties and equipment with income tax values exceeding book values	$ **887,000**	986,000
Investments with income tax values exceeding book values	**11,000**	12,000
Non-capital losses carried forward	**159,000**	138,000
Future income tax asset before valuation allowance	**1,057,000**	1,136,000
Valuation allowance	**(1,057,000)**	(1,136,000)
Future income tax asset	$ **-**	$ -

b) The Company has incurred losses for income tax purposes of approximately $467,000 the related future benefit of which has not been recognized in the financial statements. Unless sufficient taxable income is earned in future years these losses will expire as follows:

Expiry Year	Amount
2005	$ 6,000
2006	23,000
2007	55,000
2008	58,000
2009	109,000
2010	112,000
2011	104,000
	$467,000

c) The Company has the following approximate amounts available that may be deducted, at the annual rates indicated, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expense	$ **2,796,000**	100%
Canadian development expense	**378,000**	30%
Foreign exploration and development expense	**444,000**	10%
Undepreciated capital cost	**62,000**	20-30%
	$ **3,680,000**	

8. Commitments

Effective January 1, 2002, the Company entered into a five-year contract to lease office space. Concurrent with entering into the lease agreement, the Company entered into sublease agreements with three companies related by virtue of certain common officers and directors. Pursuant to the sublease agreements, as amended, the sublessors will, in aggregate, be committed to pay 70% of base rent and lease operating costs for the duration of the office lease. The following summarizes the Company's base rent commitments, without offset for sublessor commitments, for the ensuing five fiscal years:

2005	$48,600
2006	$48,600
2007	$12,200
2008	$ -
2009	$ -

Refer also to note 4 regarding mineral property commitments.